Corficolombiana

Nit 890.300.653-6

RECEIVED

2007 OCT -2 A 8:57

[redacted]

07027015

Cali, September 24, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Re.: Submission of Documents pursuant ~~Corporación Financiera Colombiana S.A.'s~~ (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b) Corporacion Financiera del Valle SA

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. The Board of Directors approved the merging commitment with the firm Proyectos de Energia S.A. and requested to call to a General Assembly Meeting of Common Shareholders on October 1, 2007 for approval.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclosed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

PROCESSED
OCT 03 2007 E
THOMSON
FINANCIAL

dlw 10/2

DIRECCION
Calle 10 No. 4-47 Piso 23 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

FILE No. 823437

Corficolombiana

Nit 890.300.653-6

RECEIVED

2007 OCT -2 A 8:57

Cali, September 24, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. The Board of Directors approved the merging commitment with the firm Proyectos de Energia S.A. and requested to call to a General Assembly Meeting of Common Shareholders on October 1, 2007 for approval.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION
Calle 10 No. 4-47 Piso 23 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

FILE No. 823437

RIDER 1

The Board of Directors approved the merging commitment with the firm Proyectos de Energia S.A. and requested to call to a General Assembly Meeting of Common Shareholders on October 1, 2007 for approval.

FILE No. 823437

RECEIVED

2007 OCT -2 A 9:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Eventual Information

Corporacion Financiera Colombiana S.A. is hereby informing, under the terms of article 1. 1.2. 18, Resolution 400 of 1995, issued by the Financial Superintendency, the following:

1. CFC´s Board of Directors, in its common meeting held today, approved the Merging Agreement between Corporacion Financiera Colombiana S.A. and Projectos de Energia S.A., and authorized CFC´s President to sign it.

   The document of the Merging Agreement is attached to this communication.

2. In the same meeting, CFC´s Board of Directors authorized CFC President to call the non-voting preferred dividend shareholders to the GENERAL ASSEMBLY MEETING OF NON-VOTING PREFERRED DIVIDEND SHAREHOLDERS, to be held on October 1, 2007 at 2:30 p.m. at Carrera 7 No. 26-20, piso 34, Bogota.

   The proposed order of the day for such meeting is the following:

   1. Reading of the Order of the Day
   2. Quorum verification
   3. Extraordinary General Assembly Meeting of Common shareholders and Non-Voting Preferred Dividend shareholders: Attendance and voting right.
   4. Writing and Approval of the minute

3. In addition, at the meeting, the Board of Directors authorized CFC President to call common shareholders and non-voting preferred dividend shareholders to the SHAREHOLDERS´ EXTRAORDINARY GENERAL ASSEMBLY MEETING, to be held on October 1, 2007, at 3:30 p.m. at Carrera 7 No.26-20, piso 34, Bogota
   The proposed order of the day for such meeting is the following:

   1. Reading of the Order of the Day
   2. Quorum verification
   3. Designation of a commission to write and approve the Minute
   4. Study and approval of the Merging Agreement between Corporacion Financiera Colombiana S.A. and the firm Proyectos de Energia S.A. and retirement exercise and right pursuant to the terms of the law.
   5. Authorization by the Legal Representative to carry out all the necessary acts and obtain the required authorizations to perfection the merging and carry out all the required proceedings, with full powers, to formalize it, record it and any other necessary actions.

PEDRO NEL OSPINA SANTA MARIA
President
September 5, 2007.

MERGING AGREEMENT BETWEEN CORPORACION FINANCIERA COLOMBIANA S.A. AND PROYECTOS DE ENERGIA S.A.

This is an agreement between:

1. PEDRO NEL OSPINA SANTAMARIA, of age, living in the city of Bogota, with Colombia citizenship card No. 71.578.104 issued in Medellin, acting as President and Legal Representative of CORPORACION FINANCIERA COLOMBIANA S.A., as certified by means of the certificates of existence and legal representation issued by the Financial Superintendency of Colombia and Chamber of Commerce of Bogota, attached hereto as Exhibit 1, and
2. ANA MARIA ZARRUK SERRANO, of age, living in Bogota, with Colombian citizenship card No. 63.551.571 issued in Bucaramanga, acting as Alternate Legal Representative of PROYECTOS DE ENERGIA S.A., as certified by means of the certificate of existence and legal representation issued by the Chamber of Commerce of Cali, attached hereto as Exhibit 2.

CORPORACION FINANCIERA COLOMBIANA S.A. and PROYECTOS DE ENERGIA S.A. are making this merging agreement (the "Commitment"), pursuant to the authorizations issued by the Board of Directors, as provided on minutes number 1605 of CORPORACION FINANCIERA COLOMBIANA S.A. and 026 of PROYECTOS DE ENERGIA S.A., both dated September 5, 2007, an abstract of which is attached hereto as Exhibit 3, and based on provisions of article 55 and subsequent articles of the Organic By-laws of the Financial System, under the following terms:

ONE.- NAME OF THE MERGING FIRMS AND OVERVIEW

1.1. Absorbing Firm

The absorbing entity is CORPORACION FINANCIERA COLOMBIANA S.A. a loan institution established through public deed 5710 dated November 27, 1961, issued by Notary´s Office One of Cali, with seat in Bogota, subject to the inspection and control of the Financial Superintendency of Colombia, hereinafter the ABSORBING ENTITY. The shares are listed with Bolsa de Valores de Colombia S.A.

1.2 Absorbed Firm

The absorbed firm is PROYECTOS DE ENERGIA S.A., a commercial firm established through public deed number 3028 dated December 3, 1996 of the Notary's Office Five of Cali, with seat in Cali, subject to the inspection and control of Superintendencia de Sociedades de Colombia, hereinafter called the ABSORBED ENTITY.

Proyectos de Energía S.A. is a corporation (sociedad anonima) controlled by Corporacion Financiera Colombiana S.A., whose minority shareholders are firms totally controlled by Corporacion Financiera Colombiana S.A.

TWO.- <u>BACKGROUND</u>

2.1 The firm PROYECTOS DE ENERGIA S.A was established in 1996 in order to participate in the privatization process of Central Hidroelectrica Betania S.A. E.S.P. (Hydroelectric Power Plant), hereinafter "CHB". Corporacion Financiera del Valle S.A. had a 94.5% share in this firm.

2.2 From 1996 to 2001 Corporacion Financiera del Valle S.A. managed its investment in "CHB" and its respective financing operations through its affiliate companies Proyectos de Energia S.A. and CFV Energy Corporation.

2.3 Through written communication 2001075179-50 of 2002 the Government Office for Financial Intermediation Two of the Bank Superintendency referred to the legal and economic structuring of Corfivalle's investment in CHB, stating that in its opinion "the economic reality of the operation is an investment indirectly performed by Corfivalle in Central Hidroelectrica de Betania S.A."

2.4 In 2002 the firm Inversiones de Energia y Gas S.A. was established, and Corporacion Financiera del Valle had a 48.9% share in this firm. The established firm was merged through absorption with the firm CFV Energy Corporation, where the first was the absorbing entity. Subsequently, Inversiones de Energia y Gas S.A. separated, creating the firm Promotora de Energia y Gas S.A.

2.5 CORPORACION FINANCIERA COLOMBIANA S.A., former CORPORACION FINANCIERA DEL VALLE S.A., along with PROYECTOS DE ENERGIA S.A., PROMOTORA DE ENERGIA Y GAS S.A. and INVERSIONES DE ENERGIA Y GAS S.A. (the latter firms were absorbed on September 30, 2005 by

Proyectos de Energia S.A.) and Empresa Nacional de Electricidad S.A., Endesa Colombia S.A. under liquidation and Compañía Eléctrica Cono Sur S.A. (ENDESA Group), signed a conciliation agreement at the Arbitration and Conciliation Center of the Chamber of Commerce of Bogota, on October 5, 2004, in order to solve the disputes related to the obligations derived from the Shareholders´ Agreement with respect to Central Hidroelectrica de Betania S.A. E.S.P. (hereinafter "The Agreement").

The firms Promotora de Energia y Gas S.A., Inversiones de Energia y Gas S.A. and Proyectos de Energia S.A. were called the "Investors" and Corporacion Financiera del Valle S.A. "CFV GROUP" and jointly "The Investors".

2.6 In September 2005 the merging through absorption of Proyectos de Energia S.A., Inversiones de Energia y Gas S.A. and Promotora de Energia y Gas S.A. was executed, the first acting as absorbing entity.

2.7 In December 2005, the merging of Corporacion Financiera Colombiana S.A. and Corporacion Financiera del Valle S.A was completed, the latter acting as absorbing entity, changing its name with Corporacion Financiera Colombiana S.A.

2.8 Under the conciliation agreement signed with "Endesa Group" on December 26, 2006, the separation of Central Hidrolectrica Betania S.A. E.S.P. took place. With this move, PROYECTOS DE ENERGIA S.A. became direct owner of the Power Substation and of Empresa de Energia de Bogota S.A. E.S.P´s shares.

2.9 Since its establishment, Proyectos de Energia S.A. operates as a holding firm whose representative assets are the shares in Empresa de Energia de Bogota S.A. E.S.P. and the investment in Betania Power substation, obtaining monetary proceeds from both companies.

2.10 For the integration and consolidation of the investment, the selling of the power substation to a third party has been considered. Such operation shall be completed before executing the projected merging; also the purchasing of all the shares of Proyectos de Energia S.A. minority shareholders on the latter by CFV has been estimated.

THREE.- MERGING MODALITY

A merging through absorption has been envisioned where CORPORACION FINANCIERA COLOMBIANA S.A. shall act as the absorbing entity and PROYECTOS DE ENERGIA S.A. as the absorbed entity.

FOUR.- REASONS FOR THE MERGING

As stated on the referred background, the main purpose for incorporating Proyectos de Energia S.A. was to participate in the privatization process of Central Hidroelectrica Betania S.A. E.S.P.

Up to this date, and after completing the conciliatory agreement made with Endesa Group, by virtue of which the investment in CHB became an investment in Empresa de Energia de Bogota S.A. E.S.P. that was maintained by Corporacion Financiera Colombiana S.A. through its holding Proyectos de Energia S.A. and the firms absorbed by the latter, a move to merge Proyectos de Energia S.A. and Corporacion Financiera Colombiana S.A. has been conceived, in order to consolidate the investment in Empresa de Energia de Bogota S.A. E.S.P.

Upon executing the projected merging, the shares of Empresa de Energia de Bogota S.A. E.S.P. would be incorporated into CFC´s investment portfolio, thereby constituting an investment allowed for this entity, that would result in strategic and financial benefits for its shareholders, as this is an investment in the power industry leading to the consolidation of current investments in this industry, and would produce significant income in the medium term.

Finally, the projected merging would complete the investment consolidation or integration operation as provided since year 2002 by the Financial Superintendency.

FIVE.- <u>MAIN FIGURES OF THE ABSORBING ENTITY AND THE ABSORBED ENTITY WITH THE BALANCES AS OF JUNE 2007</u>.

5.1 Pursuant to the approved balance statements as of June 30, 2007, that are part hereof as Exhibit 4, the capital, assets, liabilities and equity values of the absorbing entity and the absorbed entity as of June 30, 2007, are the following in million pesos:

ABSORBING ENTITY
Figures in million pesos

Assets	3,112,424.0
Liabilities	1,601.375.1
Subscribed and paid in capital	1,653.8
Equity	1,511,048.9

ABSORBED ENTITY

Assets	148,881.3
Liabilities	841.6
Subscribed and paid in capital	152.8
Equity	148,039.7

5.2 Pursuant to the balance statements as of June 30, 007, the capital, assets, liabilities and equity values of the absorbing entity after the merging, in agreement with the merging balance, would be the following:

- Equity Col.Ps 1,520,220.3 million and shall sufficiently meet the capital requirements and solvency margin established by the law.
- Total assets Col.Ps 3,121,731.2 million, mainly represented in productive financial assets.
- Total liabilities Col.Ps 1,601,510.9 million.
- The variable rent portfolio is Col.Ps 1,622,901.7 million. This portfolio is made up by capital investments in 71 companies. Ordered by equity value, the 45 main investments are:

Company	Industry	Corficolombiana Share
1 Empresa de Energía de Bogota S.A. E.S.P.	Power	3.81%
2 Bladex S.A. Class E	Financial	0.00%
3 Promigas S.A.	Power	14.37%
4 Gas Natural S.A. E.S.P.	Power	1.68%
5 Enka de Colombia S.A.	Manufacturing	0.35%
6 Ingenio la Cabaña S.A.	Agribusiness	2.86%
7 Sociedad de Inversiones en Energia S.A.	Power	10.70%
8 Colombina S.A.	Consumer	7.59%
9 Pizano S.A.	Agribusiness	36.00%
10 Tableros y Maderas de Caldas S.A.	Agribusiness	11.88%
11 Leasing de Occidente S.A.	Financial	45.24%
12 Mineros S.A.	Manufacturing	6.98%
13 Lloreda S.A.	Consumer	56.26%
14 Hoteles Estelar de Colombia S.A.	Services	84.91%
15 Proyectos de Infraestructura S.A.	Infrastructure	88.25%
16 Coviandes S.A.	Infrastructure	0.25%
17 Estudios Proyectos e Inversiones de los Andes S.A.	Infrastructure	94.87%
18 Organización Pajonales S.A.	Agribusiness	94.99%
19 Leasing Corficolombiana S.A. (1)	Financial	94.50%
20 Fiduciaria de Occidente S.A.	Financial	4.44%
21 Sociedad Transportadora de Gas del Oriente S.A.	Power	20.00%
22 Plantaciones Unipalma de los Llanos S.A.	Agribusiness	54.53%
23 Concesionaria Tibitoc S.A.	Infrastructure	33.33%
24 Eternit de Colombia S.A.	Manufacturing	0.26%
25 Promision S.A.	Manufacturing	3.02%
26 Textiles el Espinal S.A.	Manufacturing	8.56%
27 Alimentos Derivados de la Caña S.A.	Agribuisness	0.25%
28 Jardin Plaza S.A.	Services	17.76%
29 Colombiana de Licitaciones y Concesiones Ltda	Infrastructure	99.99%
30 Fiduciaria Corficolombiana S.A. (1)	Financial	94.50%
31 Valora S.A.	Services	94.95%
32 Industria Colombo Andina.Inca S.A.	Manufacturing	0.67%
33 Tejidos Sinteticos de Colombia S.A.	Manufacturing	94.99%
34 Sociedad Hotelera Cien Internacional S.A.	Services	0.39%
35 Industrias Lehner S.A.	Manufacturing	48.15%
36 Colombiana de Extrusion S.A. (Extrucol)	Manufacturing	20.00%
37 Promotora Turistica Santamar S.A.	Services	75.33%
38 Promision Celular S.A. (Promicel)	Services	16.64%
39 Aerocali S.A.	Infrastructure	33.33%
40 Huevos Oro Ltda.	Consumer	99.99%
41 Casa de Bolsa Corficolombiana S.A. (1)	Financial	94.50%
42 Gasoducto del Tolima S.A.	Power	5.80%
43 Metrex S.A.	Manufacturing	10.11%
44 Aquacultivos del Caribe S.A.	Agribusiness	5.47%
45 Mavalle S.A.	Agribusiness	3.75%

(1) Financial affiliate of the ABSORBING ENTITY.

Composition of the variable rent portfolio by industry
Book value as of June 2007.
100% = 1.573 million

It should be taken into account that the final figures may differ from the ones expressed here, as the merging accounting entries shall reflect the accounting results of both entities on the date of the merging public deed issuance, upon no objection pronouncement on the operation by the Financial Superintendency.

SIX.- <u>LEGAL CONDITIONS TO COMPLETE THE MERGING</u>

This Merging agreement shall be subject to provisions of the Financial System Organic By-laws and other provisions applicable to this agreement.

6.1 Before completing the merging Corporacion Financiera Colombiana S.A. purchases all the third parties´ share in Proyectos de Energia S.A. at their intrinsic value, so that upon executing the merging it shall become the sole shareholder of the ABSORBED ENTITY. For this purpose, the respective agreements shall be signed stating the conditions of the negotiation.

6.2 The ABSORBED ENTITY dissolves without liquidation and shall transfer the ABSORBING ENTITY as legal universality all the assets, liabilities it held upon granting the merging deed whereby this Agreement is executed, under the terms of articles 60 of the Financial System Organic by-laws, 172 and 178 of the Commerce Code. The ABSORBING ENTITY shall accept the transfer in favor of the ownership of the assets, and shall also fully assume the liabilities to be transferred, in order to integrate the above to its own equity. This process is irrevocable. Therefore, it shall be completed upon the merging of both entities.

6.3 As a result of the merging through absorption and upon its formalization, the ABSORBING ENTITY shall acquire as legal universality, all the assets and rights including the ones related to copyright such as brands, badges, trade names, patents and in general all the rights to be protected, owned by the ABSORBED ENTITY, as well as the assets and rights whatsoever acquired by the latter up to the merging execution date.

6.4 Any modification of the holder of the real estate and other assets whose transfer is subject to register, and held by the ABSORBED ENTITY upon executing the merging, all of which is part of the merging deed or any additional public deeds pursuant to the provisions of paragraph 4, article 60 of the Financial System Organic By-Laws, shall be in favor of the ABSORBING ENTITY, with an appropriate amendment at the relevant Register Office.

6.5 Any transfer in favor of the ABSORBING ENTITY of the ABSORBED ENTITY´s real estate shall take place with the physical submission in block, added with the transfer notes or endorsements whatsoever, and based on the records, inventories, balances and books of the ABSORBED ENTITY.

6.6 Aspects related to Competition Freedom. The merging shall not imply, either directly or indirectly, limitations of any kind on the free commercial competition, nor shall it lead to the existence of inequitable conditions in providing the services inherent to the entities involved in this process.
The ABSORBING ENTITY shall continue competing in the national market along with the other entities of the same nature existing in the country under the currently dominant conditions. On occasion of this merging the free trade regime shall not be violated.

6.7 The by-laws of the company resulting from the Merging Process shall be the By-laws of the ABSORBING ENTITY, with no modifications.

6.8 Merging Approval Announcement. Considering that the ABSORBING ENTITY shall meet the capital requirements, the appropriate equity indexes, and the solvency regulations in force, upon formalizing the merging, the publication of the public announcement provided on article 174 of the Commerce Code shall not apply.
The above, pursuant to provisions of article 59 of the Financial System Organic By-laws
6.9 Removal Right. The exercise of the removal right, if applicable, with respect to the ABSORBING ENTITY and the ABSORBED ENTITY shareholders, as a result of the merging, shall be exercised in agreement with provisions of the Financial System Organic By-laws.

6.10 Government Authorizations. Upon approval of this merging agreement by the corresponding Shareholders´ General Assembly Meetings of the companies, the Colombian Financial Superintendency shall be immediately advised, as provided on article 56 of the Financial System Organic By-law.

6.11 Merging effective date. The public deed of the merging, as provided on article 60 of the Financial System Organic By-law, shall be granted before a notary in the city of Bogota, with prior obtention of the permissions and approvals required by the law and the by-laws. For all legal effects in agreement with provisions of articles 60 of the Financial System Organic Bt-laws, 172 and 178 of the Commerce Code, the merging date shall be the same date of the public deed that formalizes the merging agreement. Therefore, since this date, the ABSORBED ENTITY becomes dissolved without liquidation.

Upon formalizing the merging with the public deed, its recording with the Mercantile Register shall proceed.

Enumeration of the real estate and other rights owned by the ABSORBED ENTIT on the merging agreement or on additional deeds, listing the real estate recording folio number or providing an identification of the respective asset shall be sufficient in order to modify the ownership of the real estate and other rights subject to register and recording. Subsequently, the Public Instrument Recording Office or any other relevant office, shall proceed to make an appropriate recording thereof by submitting a copy of the merging agreement or additional deed, as provided on paragraph 4, article 60 of the Financial System Organic By-laws.

6.12 Authorizations.

6.12.1 Activity of the firms and value adjustment
The legal representatives of the ABSORBING ENTITY and the ABSORBED entity are empowered to carry out all the operations required by the activity of both entities until the merging execution date and to make all the relevant adjustments to the equity, in agreement to any variation that may occur from June 30, 2007 until the merging execution date under the terms hereby provided.

6.12.2 Acts related to the Merging execution
The Shareholders´ General Assembly Meeting of the ABSORBING ENTITY and the ABSORBED ENTITY shall authorize their respective legal representatives to carry out all the required acts in order to execute the merging operation and all the

necessary proceedings and confer full powers for its formalization, recording, issuance of shares and other necessary acts, under the terms hereby provided.

6.13 Inspection and Information right of the shareholders of the ABSORBING ENTITY and ABSORBED ENTITY. Pursuant to the legal provisions and by-laws referring to the Inspection on Information Right, the Management of the ABSORBING ENTITY and the ABSORBED ENTITY shall have available at their main office the Merging Agreement Project, for fifteen (15) working days prior to the respective Shareholders´ Assembly Meeting dates, for the shareholders to have as much information as possible.

6.14 Shareholders of the absorbed entity. In agreement to the previous provisions, Corporacion Financiera Colombiana S.A. shall acquire all the ABSORBED ENTITYS´s shares. Consequently, at the merging execution date, the only shareholder of Proyectos de Energia S.A. shall be Corporacion Financiera Colombiana S.A.

SEVEN.- <u>VALUATION METHOD TO EXECUTE THE MERGING AND EXCHANGE RELATIONSHIP</u>.

7.1 Assessment Method

Under the terms of letter b), paragraph 2, article 56 of the Financial System Organic By-laws, the assessment was based on the end of period financial statements, as of June 30, 2007, duly analyzed. Considering that upon executing the merging, Corporacion Financiera Colombiana S.A. shall be the only shareholder of Proyectos de Energia S.A., in order to establish the values of the shares of the ABSORBING ENTITY and the ABSORBED ENTITY, the book value method was used on each company as of June 30, 2007.

7.2 Calculating the Exchange Relationship

The determination of the exchange value was based on the book value of each company as of June 30, 2007. Figures in million pesos.

	Total Equity	Total Number of Shares	Intrinsic value per share
Proyectos de Energia S.A.	148,039.7	152,792,000	969
Corporación Financiera Colombiana S.A.	1,511,048.9	165,381,738	9,137

By virtue of the intrinsic value per share of each one of the companies, the indicative exchange relationship for the merging results from the quotient of both values. As follows 9,137 / 969 = 9.6300

EXCHANGE RELATIONSHIP

1 share of the ABSORBING ENTITY equals 9.4300 shares of the ABSORBED ENTITY.

7.3 Share exchange

Considering that upon the merging the ABSORBING ENTITY shall be the only shareholder of the ABSORBED ENTITY, no issuance or exchanging of shares shall take place.

EIGHT.- <u>FINANCIAL STATEMENTS TO ESTABLISH THE MERGING CONDITIONS</u>

8.1 The merging shall be recorded in the financial statements of the ABSORBING ENTITY in agreement with the instructions given by the Colombian Financial Superintendency.

8.2 For a better understanding of the merging terms, the financial statements duly certified, analyzed and with the accompanying notes, as of June 30, 2007, of the ABSORBING ENTITY and the ABSORBED ENTITY that contemplate the asset and liability discrimination and data and figures taken from the accounting books shall be attached hereto.

NINE.- <u>DOCUMENTS THAT MAKE UP THIS AGREEMENT</u>.

The following Exhibits are part of this Agreement:

(1) Certificates of existence and legal representation of Corporacion Financiera Colombiana S.A. issued by the Colombian Financial Superintendency and the Chamber of Commerce of Bogota (Exhibit No.1).

(2) Certificates of existence and legal representation of Proyectos de Energia S.A. issued by the Chamber of Commerce of Cali. (Exhibit No.2).

(3) The abstracts of Minutes No. 1605 and 026 of the Board of Directors of the ABSORBING ENTITY and the ABSORBED ENTITY, respectively, as of September 5, 2007. (Exhibit No. 3).

(4) Financial statements of CORPORACION FINANCIERA COLOMBIANA S.A. and PROYECTOS DE ENERGIA S.A., as of June 30, 2007, duly certified and accompanied with the statutory auditor´s opinion.(Exhibit No.4).

In witness whereof, this Merging Agreement Project is signed on the 5th of September 2007, by the legal representatives of both entities.

Pedro Nel Ospina Santa Maria
President
Corporacion Financiera Colombiana S.A.

Ana Maria Zarruk Serrano
Legal Representative, Alternate
Proyectos de Energia S.A.

Información eventual

La Corporación Financiera Colombiana S.A. se permite informar, en los términos del artículo 1.1.2.18 de la Resolución 400 de 1995, expedida por la Superintendencia de Valores hoy Superintendencia Financiera, lo siguiente:

1. La Junta Directiva de la Corporación Financiera Colombiana S.A., en su sesión ordinaria del día de hoy, aprobó el Compromiso de Fusión entre la Corporación Financiera Colombiana S.A. y la sociedad Proyectos de Energía S.A. y autorizó al Presidente de la Corporación Financiera Colombiana S.A. para suscribirlo.

   El documento del Compromiso de Fusión se anexa a la presente comunicación.

2. La Junta Directiva de la Corporación Colombiana S.A., en la misma reunión, autorizó al Presidente de la Corporación para convocar a los señores accionistas tenedores de acciones con dividendo preferencial y sin derecho a voto a la ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO, que se realizará el 01 de octubre de 2007, a las 2:30 p.m., en la Carrera 7 No.26-20 piso 34 de la ciudad de Bogotá.

   El orden del día propuesto para esta reunión será el siguiente:

   1. *Lectura del Orden del Día.*
   2. *Verificación del quórum.*
   3. *Asamblea General Extraordinaria de Accionistas Ordinarios y accionistas con Dividendo Preferencial y sin Derecho a Voto: Asistencia y Derecho a Voto.*
   4. *Redacción y Aprobación acta de la reunión.*

3. Así mismo, en la reunión de la Junta Directiva autorizó al Presidente de la Corporación para convocar a los señores accionistas tenedores de acciones ordinarias y de acciones con dividendo preferencial y sin derecho a voto a la ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS, que se realizará el 01 de octubre de 2007, a las 3:30 p.m., en la Carrera 7 No.26-20 piso 34 de la ciudad de Bogotá.

   El orden del día propuesto para esta reunión será el siguiente

   1. *Lectura del Orden del Día.*
   2. *Verificación del quórum.*
   3. *Designación de la Comisión para redactar y aprobar el Acta.*
   4. *Estudio y aprobación del Compromiso de Fusión de la Corporación Financiera Colombiana S.A. con la sociedad Proyectos de Energía S.A. y ejercicio del derecho de retiro en los términos establecidos en la ley.*
   5. *Autorización al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, y demás actos que se requieran.*

PEDRO NEL OSPINA SANTA MARÍA
Presidente
Septiembre 5 de 2007.

COMPROMISO DE FUSIÓN ENTRE LA CORPORACIÓN FINANCIERA COLOMBIANA S.A. Y PROYECTOS DE ENERGÍA S.A.

Entre los suscritos a saber:

I. **PEDRO NEL OSPINA SANTA MARIA**, mayor de edad, domiciliado y residente en la ciudad de Bogotá, identificado con la cédula de ciudadanía número 71.578.104 de Medellín, actuando en su calidad de Presidente y Representante Legal de la **CORPORACIÓN FINANCIERA COLOMBIANA S.A.**, lo cual acredita mediante certificados de existencia y de representación legal expedidos por la Superintendencia Financiera de Colombia y la Cámara de Comercio de Bogotá, que se adjunta como **Anexo 1** de éste Compromiso.

II. **ANA MARÍA ZARRUK SERRANO,** mayor de edad, domiciliada y residente en la ciudad de Bogotá, identificada con la cédula de ciudadanía número 63.551.571 de Bucaramanga, actuando en su calidad de Representante Legal Suplente de **PROYECTOS DE ENERGIA S.A.,** lo cual acredita mediante certificado de existencia y de representación legal expedido por la Cámara de Comercio de Cali, que se adjunta como **Anexo 2** de éste Compromiso.

La **CORPORACIÓN FINANCIERA COLOMBIANA S.A.** y **PROYECTOS DE ENERGIA S.A.,** celebramos el presente compromiso de fusión (el "Compromiso"), de acuerdo con las autorizaciones impartidas por las Juntas Directivas, según consta en las actas números 1605 de la **CORPORACIÓN FINANCIERA COLOMBIANA S.A.** y 026 de **PROYECTOS DE ENERGIA S.A.**, ambas de fecha 5 de septiembre de 2007, un extracto de las cuales se adjunta a este documento como **Anexo 3**, y con base en lo dispuesto en los artículos 55 y siguientes del Estatuto Orgánico del Sistema Financiero. conforme con los siguientes términos:

PRIMERO.- <u>NOMBRE DE LAS SOCIEDADES QUE SE FUSIONAN Y GENERALIDADES</u>

1.1. La sociedad absorbente

Es la CORPORACIÓN FINANCIERA COLOMBIANA S.A., establecimiento de crédito constituido mediante escritura pública número 5710 del 27 de noviembre de 1961 de la Notaría Primera de la ciudad de Cali, domiciliada en la ciudad de Bogotá, sujeta a la vigilancia y control de la Superintendencia Financiera de Colombia, en adelante la ENTIDAD ABSORBENTE.

Las acciones están inscritas en la Bolsa de Valores de Colombia S.A.

1.2. La sociedad absorbida

Es PROYECTOS DE ENERGÍA S.A., sociedad comercial constituida mediante escritura pública número 3028 del 3 de diciembre de 1996 de la Notaría Quinta Cali, domiciliada en la ciudad de Cali, sujeta a la vigilancia de la Superintendencia de Sociedades de Colombia, en adelante la ENTIDAD ABSORBIDA.

Proyectos de Energía S.A. es una sociedad anónima controlada por la Corporación Financiera Colombiana S.A., cuyos accionistas minoritarios son en su totalidad sociedades controladas por la Corporación Financiera Colombiana S.A.

SEGUNDO.- ANTECEDENTES

2.1. La Sociedad PROYECTOS DE ENERGÍA S.A. se constituyó en 1996 con el fin de participar en el proceso de privatización de la Central Hidroeléctrica Betania S.A. E.S.P., en adelante la "CHB"; en esta sociedad la Corporación Financiera del Valle S.A. poseía una participación accionaria del 94.5%.

2.2. De 1996 a 2001 la Corporación Financiera del Valle S.A. administró la inversión en "CHB" y sus respectivos financiamientos a través de sus filiales Proyectos de Energía S.A. y CFV Energy Corporation.

2.3. Mediante oficio 2001075179-50 de 2002 la Delegatura para Intermediación Financiera Dos de la Superintendencia Bancaria se refirió a la estructuración jurídica y económica de la inversión de Corfivalle S.A. en CHB, manifestando que en su criterio "la realidad económica de la operación es una inversión que, de manera indirecta, efectúa Corfivalle en la Central Hidroeléctrica de Betania S.A."

2.4. En el año 2002 se constituyó la sociedad Inversiones de Energía y Gas S.A. en donde la Corporación Financiera del Valle poseía una participación accionaria del 48.97%. La sociedad constituida se fusionó por absorción con la sociedad CFV Energy Corporation, actuando la primera como absorbente; posteriormente Inversiones de Energía y Gas S.A. se escindió creándose la sociedad Promotora de Energía y Gas S.A.

2.5. Entre la CORPORACIÓN FINANCIERA DEL VALLE S.A., hoy CORPORACIÓN FINANCIERA COLOMBIANA S.A., PROYECTOS DE ENERGÍA S.A., la sociedad PROMOTORA DE ENERGÍA Y GAS S.A., y la sociedad INVERSIONES DE ENERGÍA Y GAS S.A. (éstas últimas sociedades fueron absorbidas el 30 de septiembre de 2005 por Proyectos de Energía S.A.) y la Empresa Nacional de Electricidad S.A., Endesa Colombia S.A. en liquidación y Compañía Eléctrica Cono Sur S.A. (el Grupo ENDESA), se suscribió en el Centro de Arbitraje y Conciliación de la Cámara de Comercio de Bogotá, el día 5 de octubre de 2004, un acta de conciliación con la cual se dio solución a unas diferencias relacionadas con las obligaciones derivadas del Acuerdo de Accionistas respecto de Central Hidroeléctrica de Betania S.A. E.S.P. (en adelante "La Conciliación").

En La Conciliación se denominó "Inversoras" a las sociedades Promotora de Energía y Gas S.A., Inversiones de Energía y Gas S.A. y Proyectos de Energía S.A., y como "GRUPO CFV" a la Corporación Financiera del Valle S.A. conjuntamente con "Las Inversoras".

2.6. En septiembre de 2005 se protocolizó la fusión por absorción entre Proyectos de Energía S.A., Inversiones de Energía y Gas S.A. y Promotora de Energía y Gas S.A. en donde la primera actúo como absorbente.

2.7. En diciembre de 2005 se formalizó la fusión de la Corporación Financiera Colombiana S.A. con la Corporación Financiera del Valle S.A. en donde esta última actúo como absorbente, cambiando en el mismo acto su razón social por la de Corporación Financiera Colombiana S.A.

2.8. En desarrollo de acuerdo de conciliación suscrito con el "Grupo Endesa" el 26 de diciembre de 2006 se perfeccionó la escisión de Central Hidroeléctrica Betania S.A. E.S.P. la cual otorgó finalmente propiedad directa a PROYECTOS DE ENERGÍA S.A. sobre la Subestación Eléctrica y las acciones de la Empresa de Energía de Bogotá S.A. E.S.P..

2.9. Desde su constitución, Proyectos de Energía S.A. opera como una sociedad Holding cuyos activos representativos son las acciones de la Empresa Energía de Bogotá S.A. E.S.P. y la inversión en la Subestación Eléctrica Betania, de los cuales obtiene ingresos monetarios.

2.10. Para la integración y consolidación de la inversión, se ha previsto la venta de la subestación eléctrica a un tercero, operación que deberá culminar antes del perfeccionamiento de la fusión proyectada; de igual forma se ha previsto la compra de la participación de todos los accionistas minoritarios de Proyectos de Energía S.A. en ésta última, por parte de la Corporación Financiera Colombiana S.A.

TERCERO.- MODALIDAD DE LA FUSION

Se proyecta adelantar una fusión por absorción, en donde la CORPORACION FINANCIERA COLOMBIANA S.A. actuará como sociedad absorbente y PROYECTOS DE ENERGIA S.A. será la sociedad absorbida.

CUARTO.- MOTIVOS DE LA FUSION

De acuerdo a lo consignado en los antecedentes referidos, la constitución de Proyectos de Energía S.A. tuvo como objetivo principal participar en el proceso de privatización de la Central Hidroeléctrica Betania S.A. E.S.P.

A la fecha, y luego de haberse cumplido el acuerdo conciliatorio celebrado con el Grupo Endesa, en virtud del cual la inversión en CHB se transformó en una inversión en la Empresa de Energía de Bogotá S.A. E.S.P., que mantuvo la Corporación Financiera Colombiana S.A. a través de su holding Proyectos de Energía S.A. y las sociedades absorbidas por ésta, se plantea fusionar a Proyectos de Energía S.A. con la Corporación Financiera Colombiana S.A. para consolidar la inversión en la Empresa de Energía de Bogotá S.A. E.S.P.

Al perfeccionarse la fusión proyectada, las acciones de la Empresa de Energía de Bogotá S.A. E.S.P. se incorporarían al portafolio de inversiones de la Corporación Financiera Colombiana S.A., constituyendo una inversión permitida para ésta entidad, que generaría beneficios estratégicos y financieros para sus accionistas, pues se trata de una inversión en el sector energético con la que se consolidarían las actuales inversiones éste sector, que además generará ingresos importantes en el mediano plazo.

Finalmente, con la fusión proyectada se concluiría con la operación de consolidación o integración de la inversión según lo previsto desde el año 2002 por la Superintendencia Financiera.

QUINTO.- <u>PRINCIPALES CIFRAS DE LAS ENTIDADES ABSORBENTE Y ABSORBIDA CON LOS BALANCES DEL MES DE JUNIO DE 2007</u>

5.1. Con base en los balances aprobados a junio 30 de 2007, los que hacen parte de este compromiso como Anexo 4, se informa que los valores de capital, activos, pasivos y del patrimonio de la sociedad absorbente y de la absorbida a junio 30 de 2007, son los siguientes, en millones de pesos:

SOCIEDAD ABSORBENTE

Cifras en millones de pesos colombianos

Activos	3,112,424.0
Pasivos	1,601,375.1
Capital suscrito y pagado	1,653.8
Patrimonio	1,511,048.9

SOCIEDAD ABSORBIDA

Cifras en millones de pesos colombianos

Activos	148,881.3
Pasivos	841.6
Capital suscrito y pagado	152.8
Patrimonio	148,039.7

5.2. Con base en los balances a junio 30 de 2007 los valores de capital, activos, pasivos y del patrimonio de la sociedad absorbente después de la fusión, de acuerdo con el balance de fusión, serían los siguientes:

- Patrimonio de $ 1,520,220.3 millones y cumplirá ampliamente con los requisitos de capital y margen de solvencia establecidos por la ley.

- Activos totales de $ 3,121,731.2 millones, representado principalmente por activos financieros productivos.

- Pasivos totales por un monto de $ 1,601,510.9 millones.

- El portafolio de renta variable quedará con un valor de $1,622,901.7 millones. Este portafolio se compone por inversiones en capital en 71 compañías. Ordenadas por el valor del patrimonio, las 45 principales inversiones serán:

	Razón Social	Sector	Interés Corficolombiana
1	Empresa Energía de Bogotá S.A. E.S.P.	Energía	3.81%
2	Bladex S.A. Clase E	Financiera	0.00%
3	Promigas S.A.	Energía	14.37%
4	Gas Natural S.A. E.S.P.	Energía	1.68%
5	Enka de Colombia S.A.	Industrial	0.35%
6	Ingenio la Cabaña S.A.	Agroindustrial	2.86%
7	Sociedad de Inversiones en Energía S.A.	Energía	10.70%
8	Colombina S.A.	Consumo	7.59%
9	Pizano S.A.	Agroindustrial	36.00%
10	Tableros y Maderas de Caldas S.A	Agroindustrial	11.88%
11	Leasing de Occidente S.A.	Financiera	45.24%
12	Mineros S.A.	Industrial	6.98%
13	Lloreda S.A.	Consumo	56.26%
14	Hoteles Estelar de Colombia S.A.	Servicios	84.91%
15	Proyectos de Infraestructura S.A.	Infraestructura	88.25%
16	Coviandes S. A.	Infraestructura	0.25%
17	Estudios Proyectos e Inversiones de los Andes S.A.	Infraestructura	94.87%
18	Organización Pajonales S.A.	Agroindustrial	94.99%
19	Leasing Corficolombiana S.A. (1)	Financiera	94.50%
20	Fiduciaria Occidente S. A.	Financiera	4.44%
21	Sociedad Transportadora de Gas del Oriente S.A.	Energía	20.00%
22	Plantaciones Unipalma de los Llanos S.A.	Agroindustrial	54.53%
23	Concesionaria Tibitoc S.A.	Infraestructura	33.33%
24	Eternit Colombiana S. A.	Industrial	0.26%
25	Promisión S.A.	Industrial	3.02%
26	Textiles el Expinal S.A.	Industrial	8.56%
27	Alimentos Derivados de la Caña S.A.	Agroindustrial	0.25%
28	Jardin Plaza S.A.	Servicios	17.76%
29	Colombiana de Licitaciones y Concesiones Ltda.	Infraestructura	99.99%
30	Fiduciaria Corficolombiana S.A. (1)	Financiera	94.50%
31	Valora S.A.	Servicios	94.95%
32	Industria Colombo Andina-Inca S.A.	Industrial	0.67%
33	Tejidos Sintéticos de Colombia S.A.	Industrial	94.99%
34	Sociedad Hotelera Cien Internacional S.A.	Servicios	0.39%
35	Industrias Lehner S.A.	Industrial	48.15%
36	Colombiana de Extrusión S.A. (Extrucol)	Industrial	20.00%
37	Promotora Turística Santamar S.A.	Servicios	75.33%
38	Promisión Celular S.A. (Promicel)	Servicios	16.64%
39	Aerocali S.A.	Infraestructura	33.33%
40	Huevos Oro Ltda.	Consumo	99.99%
41	Casa de Bolsa Corficolombiana S.A. (1)	Financiera	94.50%
42	Gasoducto del Tolima S.A.	Energía	5.80%
43	Metrex S.A.	Industrial	10.11%
44	Aquacultivos del Caribe S. A.	Agroindustrial	5.47%
45	Mavalle S.A.	Agroindustrial	3.75%

(1) Filial financiera de la ENTIDAD ABSORBENTE.

Composición del portafolio de renta variable por sectores
A valor en libros junio de 2007
100% = $1.573 billones


INMOBILIARIO 2%
CONSUMO 1%
MINERIA
INDUSTRIAL 2%
MADERA 2%
3%
TECNOLOGIA 0%
HOTELES 7%
AGRO 6%
HIDROCARBUROS 3%
FINANCIERO 14%
ENERGIA 9%
CONCESIONES 13%
GAS 36%

Se advierte que las cifras finales podrán diferir de las aquí expresadas, dado que los asientos contables de fusión reflejarán los resultados contables de ambas entidades a la fecha de otorgamiento de la escritura pública de fusión, luego del pronunciamiento de no objeción de la operación por parte de la Superintendencia Financiera.

SEXTO.- CONDICIONES JURÍDICAS EN QUE SE REALIZARÁ LA FUSIÓN

El presente Compromiso de Fusión se someterá a lo dispuesto en el Estatuto Orgánico del Sistema Financiero y a las demás disposiciones aplicables a este compromiso.

6.1. La Corporación Financiera Colombiana S.A. compra antes de finalizar la fusión la totalidad de la participación accionaria de terceros en Proyectos de Energía S.A. al valor intrínseco, de forma tal que al momento de perfeccionarse la fusión sea el único accionista de la ENTIDAD ABSORBIDA. Para este efecto se suscribirán sendos acuerdos en donde quedarán expresadas las condiciones de negociación de las acciones.

6.2. La ENTIDAD ABSORBIDA se disuelve sin liquidarse y transferirá a la ENTIDAD ABSORBENTE como universalidad jurídica la totalidad de los activos, pasivos de que sea titular en el momento del otorgamiento de la escritura de fusión mediante la cual se protocoliza éste Acuerdo, en los

términos de los artículos 60 del Estatuto Orgánico del Sistema Financiero, 172 y 178 del Código de Comercio. La ENTIDAD ABSORBENTE aceptará la transferencia a su favor del dominio de los activos, e igualmente asumirá plenamente los pasivos que le serán transferidos, con el fin de integrar todo lo anterior a su patrimonio. Este proceso es irrevocable. Por lo tanto, concluirá con la fusión de las dos entidades.

6.3. Como consecuencia de la fusión por absorción y una vez formalizada ésta, la ENTIDAD ABSORBENTE adquiere como universalidad jurídica, la totalidad de los bienes y derechos incluyendo los relacionados con propiedad intelectual como marcas, enseñas, nombres comerciales, patentes y en general derechos susceptibles de protección, que posea la ENTIDAD ABSORBIDA, así como los bienes y derechos de cualquier clase que ésta última adquiera hasta el momento de consumarse la fusión.

6.4. La modificación del titular de los bienes inmuebles y demás bienes cuyo traspaso esté sujeto a registro, y que al momento de perfeccionarse la fusión sean de propiedad de la ENTIDAD ABSORBIDA, todos los cuales harán parte de la escritura de fusión o de las escrituras públicas adicionales de acuerdo con lo establecido en el numeral 4 del artículo 60 del Estatuto Orgánico del Sistema Financiero, se efectuará a favor de la ENTIDAD ABSORBENTE, mediante la anotación correspondiente ante las Oficinas de Registro competentes.

6.5. La transferencia en favor de la ENTIDAD ABSORBENTE de los bienes muebles de la ENTIDAD ABSORBIDA se efectuará mediante entrega física en bloque, adicionada con las notas de cesión, traspasos o endosos a que hubiere lugar y tomando como base los registros, inventarios, balances y libros de ENTIDAD ABSORBIDA.

6.6. Aspectos Relativos a la Libertad de Competencia. La fusión no implicará, directa o indirectamente limitaciones de ninguna índole a la libre competencia comercial, ni dará lugar al surgimiento de condiciones inequitativas en la prestación de los servicios propios de las entidades que participan en este proceso.

La ENTIDAD ABSORBENTE seguirá compitiendo en el mercado nacional, junto con las demás entidades de la misma naturaleza existentes en el país en las condiciones actualmente imperantes. Con ocasión de la presente fusión por absorción no habrá lugar a violación del régimen de libre comercio.

6.7. Los estatutos para la sociedad que resulte del Proceso de Fusión serán los Estatutos de la ENTIDAD ABSORBENTE, sin modificaciones.

6.8. Aviso de Aprobación del Compromiso. Considerando que la ENTIDAD ABSORBENTE cumplirá con los requisitos de capital, los índices adecuados de patrimonio y las normas de solvencia vigentes, al momento de formalizarse la fusión, no procederá la publicación del aviso al público de que trata el artículo 174 del Código de Comercio.

Lo anterior, de conformidad con lo establecido por el artículo 59 del Estatuto Orgánico del Sistema Financiero.

6.9. Derecho de Retiro. El ejercicio del Derecho de retiro, en caso de resultar aplicable, respecto de los accionistas de las ENTIDADES ABSORBENTE Y ABSORBIDA, como resultado de la fusión, se ejercerá de acuerdo con lo establecido en el Estatuto Orgánico del Sistema Financiero.

6.10. Autorizaciones Gubernamentales. Una vez aprobado el presente compromiso de fusión por parte de las correspondientes Asambleas Generales de Accionistas de las sociedades, se dará aviso a la Superintendencia Financiera de Colombia, en los términos previstos en el artículo 56 del Estatuto Orgánico del Sistema Financiero.

6.11. Fecha a partir de la cual tiene efecto la fusión. La escritura pública de fusión de que trata el artículo 60 del Estatuto Orgánico del Sistema Financiero, se otorgará ante un notario de la ciudad de Bogotá, previa la obtención de los permisos y aprobaciones exigidos por la ley y los estatutos. Para todos los

efectos legales en concordancia con lo establecido por los artículos 60 del Estatuto Orgánico del Sistema Financiero, 172 y 178 del Código de Comercio, la fecha de la fusión será la misma del otorgamiento de la escritura pública mediante la cual se formalice el acuerdo de fusión. En consecuencia, a partir de esa fecha, la ENTIDAD ABSORBIDA se disuelve sin liquidarse.

Una vez se formalice la fusión mediante el otorgamiento de la escritura pública, se procederá a la inscripción en el Registro Mercantil.

Para la modificación del titular del dominio de los inmuebles y demás derechos sujetos a registro e inscripción, pertenecientes a la ENTIDAD ABSORBIDA, bastará con que éstos se enumeren en la escritura de fusión o en escrituras adicionales o de aclaración y se relacionen los números de folios de matrícula inmobiliaria ó que se identifique el registro del bien o derecho respectivo, de tal forma que las Oficinas de Registro de Instrumentos Públicos ó quien tenga a cargo el registro o inscripción del bien o derecho respectivo, según su naturaleza, efectúe las anotaciones correspondientes con la sola presentación de copia de la escritura de fusión ó de la escritura adicional, tal como se señala en el numeral 4° del artículo 60 del Estatuto Orgánico del Sistema Financiero.

6.12. Autorizaciones.

6.12.1. Actividad de las sociedades y ajuste de valor

Los representantes legales de la ABSORBENTE y la ABSORBIDA, quedan facultados para realizar las operaciones que demande la actividad de las entidades hasta la fecha de perfeccionamiento de la fusión y para realizar los ajustes correspondientes en los patrimonios, de acuerdo con las variaciones que se presenten entre el 30 de junio de 2007 y la fecha de perfeccionamiento de la fusión en los términos del presente compromiso de fusión.

6.12.2. Actos tendientes al perfeccionamiento de la Fusión

La Asamblea General de Accionistas de la ABSORBENTE y de la ABSORBIDA autorizarán a sus representantes legales para efectuar todos los actos necesarios para el perfeccionamiento de la operación de fusión y

realizar todos los trámites que se requieran y conferirle plenos poderes para formalizarla, su registro, emisión de acciones y demás actos necesarios, en los términos de este compromiso.

6.13. Derecho de Inspección e Información a los accionistas de las ENTIDADES ABSORBENTE y ABSORBIDA. En cumplimiento de las disposiciones legales y estatutarias referentes al Derecho de Inspección e Información, la Administración de las ENTIDADES ABSORBENTE y ABSORBIDA, pondrán a disposición en las oficinas de su domicilio principal el Proyecto de Compromiso de Fusión, por el término de quince (15) días hábiles anteriores a las respectivas fechas de celebración de las reuniones de las Asambleas Generales de Accionistas, con el objeto de que los accionistas cuenten con la mayor información posible.

6.14 Accionistas de la entidad absorbida. De conformidad con lo previsto en los antecedentes de este documento, la Corporación Financiera Colombiana S.A. adquirirá la totalidad de las acciones de la ENTIDAD ABSORBIDA. En consecuencia, para la fecha del perfeccionamiento de la fusión el único accionista de Proyectos de Energía S.A. será la Corporación Financiera Colombiana S.A.

SÉPTIMO.- MÉTODO DE VALORACIÓN PARA EFECTUAR LA FUSIÓN Y RELACIÓN DE INTERCAMBIO

7.1. Método de Valoración

En los términos del literal b), numeral 2 del artículo 56 del Estatuto Orgánico del Sistema Financiero, la valoración se realizó con base en los estados financieros de fin de ejercicio, al corte del 30 de junio de 2007 debidamente dictaminados. Considerando que al momento de perfeccionar la fusión la Corporación Financiera Colombiana S.A. será el único accionista de Proyectos de Energía S.A., para establecer los valores de las acciones de las ENTIDADES ABSORBENTE y ABSORBIDA, se aplicó el método valor en libros de cada una de las sociedades al 30 de junio de 2007.

7.2. Cálculo de la Relación de Intercambio

La determinación del valor de intercambio se efectuó con base en los valores en libros de cada una de las sociedades al 30 de junio de 2007. Cifras en millones de pesos.

	Patrimonio Total	Número Total Acciones	Valor Intrínseco por Acción
Proyectos de Energía S.A.	148,039.7	152,792,000	969
Corporación Financiera Colombiana S.A.	1,511,048.9	165,381,738	9,137

En virtud de los valores intrínsecos por acción de cada una de las entidades, la relación de intercambio indicativa para la fusión resulta del cociente de ambos valores. Así, 9,137 ÷ 969 = 9.4300

RELACION DE INTERCAMBIO
1 acción de la ABSORBENTE equivale a 9.4300 acciones de la ABSORBIDA

7.3. Intercambio de acciones
Considerando que al momento de la fusión la ENTIDAD ABSORBENTE será el único accionista de la ENTIDAD ABSORBIDA, no habrá lugar a una emisión e intercambio de acciones.

OCTAVO.- ESTADOS FINANCIEROS PARA ESTABLECER LAS CONDICIONES DE LA FUSIÓN

8.1. En los estados financieros de la ENTIDAD ABSORBENTE la fusión se contabilizará de acuerdo con las instrucciones que al respecto imparta la Superintendencia Financiera de Colombia.

8.2. Para una mejor comprensión de los términos de la fusión, se acompañan los estados financieros de las ENTIDADES ABSORBENTE y ABSORBIDA, con corte a 30 de junio de 2007 debidamente certificados, dictaminados y acompañados de la notas a dichos estados financieros, que contemplan la discriminación de sus activos y pasivos y los datos y cifras tomados de los libros de contabilidad.

NOVENO.- <u>DOCUMENTOS QUE FORMAN PARTE DE ESTE COMPROMISO</u>

Hacen parte integral del presente Compromiso los siguientes Anexos:

(1) Certificados de existencia y representación legal de la Corporación Financiera Colombiana S.A. expedidos por la Superintendencia Financiera de Colombia y la Cámara de Comercio de Bogotá. (Anexo No.1)

(2) Certificados de existencia y representación legal de Proyectos de Energía S.A. expedido por la Cámara de Comercio de Cali. (Anexo No.2)

(3) Los extractos de actas Nos. 1605 y 026 de las Juntas Directivas de las ENTIDADES ABSORBENTE y ABSORBIDA respectivamente de fecha 5 de septiembre de 2007. (Anexo No.3)

(4) Estados financieros de CORPORACIÓN FINANCIERA COLOMBIANA S.A. y de PROYECTOS DE ENERGÍA S.A. al 30 de junio de 2007, debidamente certificados y acompañados del dictamen emitido por el revisor fiscal. (Anexo No.4)

Para constancia se firma el presente Proyecto de Compromiso de Fusión a los 5 días del mes de septiembre de 2007, por los representantes legales de ambas entidades.

Pedro Nel Ospina Santa María
Presidente
Corporación Financiera Colombiana S.A.

Ana María Zarruk Serrano
Representante Legal Suplente
Proyectos de Energía S.A.

END